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Axos Q1 Fiscal 2027 Earnings Supplement

October 29, 2026

NYSE: AX

Loan Growth by Category

$ Millions

Category	Subcategory	Q1 FY27	Q4 FY26	Inc (Dec)
Single Family Mortgage & Warehouse	Jumbo Mortgage	$ 3,744	$ 3,789	$ (45)
	SF Warehouse Lending	703	793	(90)
Multifamily & Commercial Mortgage	Multifamily	1,396	1,454	(58)
	Small Balance Commercial	977	1,030	(53)
Commercial Real Estate	CRE Specialty	7,873	7,271	602
	Lender Finance RE	1,785	1,597	188
Commercial & Industrial Non-RE	Lender Finance Non-RE	1,811	1,985	(174)
	Asset-Based and Cash Flow Lending	3,139	3,011	128
	Equipment Lending and Leasing	1,806	1,750	56
	Capital Call Facilities	2,405	2,750	(345)
Auto & Consumer	Auto	621	578	43
	Unsecured/OD	99	88	11
Loans		$ 26,359	$ 26,096	$ 263

Diversified Deposit Gathering

Approximately 85% of deposits are FDIC-insured or collateralized

- Serves approximately 30% of U.S. Chapter 7 bankruptcy trustees in exclusive relationship
- Software allows servicing of SEC receivers and non-chapter 7 cases

- Full service digital banking, wealth management, and securities trading



Fiduciary Services $1.1B
Consumer Direct $14.0B
Distribution Partners $0.3B
Small Business Banking $1.3B
Commercial & Treasury Management $3.8B
Axos Securities[1] $1.0B
Specialty Deposits $3.9B
Total Deposits: $25.4B

- Title and escrow companies
- HOA and property management
- 1031 exchange firms
- Business management and entertainment

- White-label banking

- Broker-dealer client cash
- Broker-dealer reserve accounts

- Business banking with simple suite of cash management services

- Full service treasury/cash management
- Team enhancements and geographic expansion
- Bank and securities cross-sell

Deposit balances as of September 30, 2026
Note 1: Excludes approximately $450 million of off-balance sheet deposits

Change in Allowance for Credit Losses (ACL) & Unfunded Loan Commitments Reserve (UCL)

($ in millions)


360
340
320
300
280
260
240
220
200
19.3
347.4
(73.9)
3.2
(3.2)
27.7
16.1
304.4
June 30, 2026
ACL + UCL
Gross Charge-offs
Gross Recoveries
Provision for Credit Losses
September 30, 2026
ACL + UCL
ACL
UCL

Credit Quality ($ millions)

September 30, 2026	Loans O/S	Non-Accrual Loans	%
Single Family-Mortgage & Warehouse	$ 4,447	$ 60	1.35 %
Multifamily and Commercial Mortgage	2,373	6	0.25
Commercial Real Estate	9,658	16	0.17
Commercial & Industrial - Non-RE	9,161	72	0.79
Auto & Consumer	719	1	0.14
Total	$ 26,358	$ 155	0.59 %

June 30, 2026	Loans O/S	Non-Accrual Loans	%
Single Family-Mortgage & Warehouse	$ 4,582	$ 59	1.29 %
Multifamily and Commercial Mortgage	2,484	5	0.20
Commercial Real Estate	8,868	15	0.17
Commercial & Industrial - Non-RE	9,496	77	0.81
Auto & Consumer	666	1	0.15
Total	$ 26,096	$ 157	0.60 %

September 30, 2025	Loans O/S	Non-Accrual Loans	%
Single Family-Mortgage & Warehouse	$ 4,541	$ 68	1.50 %
Multifamily and Commercial Mortgage	2,794	16	0.57
Commercial Real Estate	7,295	22	0.30
Commercial & Industrial - Non-RE	7,981	62	0.78
Auto & Consumer	531	2	0.38
Total	$ 23,142	$ 170	0.74 %

axos

AXOS FINANCIAL, INC.
SELECTED FINANCIAL INFORMATION
(Unaudited – dollars in thousands)

	September 30, 2026	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2025
Selected Balance Sheet Data:					
Total assets	$ 30,844,961	$ 29,961,869	$ 29,248,986	$ 28,201,406	$ 27,431,817
Loans—net of allowance for credit losses	25,912,024	25,595,403	24,957,536	24,272,552	22,635,137
Allowance for credit losses	304,361	347,375	346,702	327,043	307,431
Securities—available-for-sale	780,585	803,667	801,439	811,126	57,798
Securities borrowed	190,831	163,462	133,015	109,141	182,518
Customer, broker-dealer and clearing receivables	320,416	347,944	333,699	277,308	263,095
Total deposits	25,413,197	24,565,392	22,388,135	23,232,748	22,264,753
Advances from the FHLB	60,000	154,000	1,805,000	60,000	60,000
Secured financings	511,647	576,680	634,452	691,507	782,423
Borrowings, subordinated notes and debentures	343,166	342,915	378,065	364,814	510,064
Securities loaned	238,502	194,729	148,668	128,869	204,620
Customer, broker-dealer and clearing payables	386,792	365,792	338,592	358,727	385,821
Total stockholders' equity	$ 3,288,794	$ 3,166,418	$ 3,065,183	$ 2,930,092	$ 2,793,121
Common shares outstanding at end of period	56,777,418	56,734,049	56,882,190	56,677,323	56,643,547
Common shares issued at end of period	72,140,489	71,939,630	71,724,042	71,420,064	71,356,152
Per Common Share Data:					
Book value per common share	$ 57.92	$ 55.81	$ 53.89	$ 51.70	$ 49.31
Tangible book value per common share (Non-GAAP)[1]	$ 52.68	$ 50.96	$ 49.72	$ 47.79	$ 45.22
Capital Ratios:					
Equity to assets at end of period	10.66 %	10.57 %	10.48 %	10.39 %	10.18 %
Axos Financial, Inc.:					
Tier 1 leverage (to adjusted average assets)	10.15 %	9.94 %	10.17 %	9.80 %	10.26 %
Common equity tier 1 capital (to risk-weighted assets)	12.22 %	11.76 %	11.65 %	11.65 %	11.66 %
Tier 1 capital (to risk-weighted assets)	12.22 %	11.76 %	11.65 %	11.65 %	11.66 %
Total capital (to risk-weighted assets)	14.81 %	14.39 %	14.32 %	14.39 %	15.20 %
Axos Bank:					
Tier 1 leverage (to adjusted average assets)	9.35 %	9.24 %	9.39 %	9.15 %	9.69 %
Common equity tier 1 capital (to risk-weighted assets)	11.33 %	10.93 %	10.90 %	11.12 %	11.37 %
Tier 1 capital (to risk-weighted assets)	11.33 %	10.93 %	10.90 %	11.12 %	11.37 %
Total capital (to risk-weighted assets)	12.48 %	12.10 %	12.13 %	12.37 %	12.62 %

axos

AXOS FINANCIAL, INC.
SELECTED FINANCIAL INFORMATION
(Unaudited – dollars in thousands)

	At or For the Three Months Ended				
	September 30, 2026	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2025
Selected Income Statement Data:					
Interest and dividend income	$ 517,077	$ 499,130	$ 478,241	$ 513,845	$ 465,736
Interest expense	185,821	181,240	171,980	182,136	174,686
Net interest income	331,256	317,890	306,261	331,709	291,050
Provision for credit losses	24,500	17,850	41,000	25,000	17,255
Net interest income, after provision for credit losses	306,756	300,040	265,261	306,709	273,795
Non-interest income	63,815	61,877	85,988	53,378	32,340
Non-interest expense	195,410	205,945	185,953	184,574	156,246
Income before income taxes	175,161	155,972	165,296	175,513	149,889
Income taxes	45,513	31,026	40,619	47,116	37,537
Net income	$ 129,648	$ 124,946	$ 124,677	$ 128,397	$ 112,352
Weighted average number of common shares outstanding:					
Basic	56,756,005	56,729,416	56,724,054	56,660,833	56,512,587
Diluted	57,554,935	57,737,351	58,073,257	57,731,339	57,782,828
Per Common Share Data:					
Net income:					
Basic	$ 2.28	$ 2.20	$ 2.20	$ 2.27	$ 1.99
Diluted	$ 2.25	$ 2.16	$ 2.15	$ 2.22	$ 1.94
Adjusted earnings per common share (Non-GAAP)[1]	$ 2.34	$ 2.53	$ 1.90	$ 2.25	$ 2.07
Performance Ratios and Other Data:					
Growth in loans held for investment, net	$ 316,621	$ 637,867	$ 684,984	$ 1,637,415	$ 1,585,527
Loan originations for sale	$ 47,342	$ 62,144	$ 70,080	$ 61,009	$ 47,122
Return on average assets	1.72 %	1.69 %	1.77 %	1.83 %	1.77 %
Return on average common stockholders' equity	15.66 %	15.69 %	16.26 %	17.44 %	15.94 %
Interest rate spread[2]	3.91 %	3.81 %	3.88 %	4.17 %	3.89 %
Net interest margin[3]	4.64 %	4.54 %	4.57 %	4.94 %	4.75 %
Net interest margin[3] – Banking Business Segment	4.67 %	4.56 %	4.62 %	5.02 %	4.80 %
Efficiency ratio[4]	49.46 %	54.23 %	47.41 %	47.93 %	48.32 %
Efficiency ratio[4] – Banking Business Segment	45.13 %	43.10 %	41.54 %	41.39 %	42.89 %
Asset Quality Ratios:					
Net annualized charge-offs to average loans	1.09 %	0.25 %	0.31 %	0.04 %	0.11 %
Nonaccrual loans to total loans	0.59 %	0.60 %	0.71 %	0.61 %	0.74 %
Non-performing assets to total assets	0.51 %	0.53 %	0.62 %	0.56 %	0.64 %
Allowance for credit losses - loans to total loans held for investment	1.16 %	1.34 %	1.37 %	1.33 %	1.34 %
Allowance for credit losses - loans to nonaccrual loans	195.79 %	221.07 %	192.15 %	215.81 %	180.41 %

1 *See "Use of Non-GAAP Financial Measures" herein.*
2 *Interest rate spread represents the difference between the annualized weighted average yield on interest-earning assets and the annualized weighted average rate paid on interest-bearing liabilities.*
3 *Net interest margin represents annualized net interest income as a percentage of average interest-earning assets.*
4 *Efficiency ratio represents non-interest expense as a percentage of the aggregate of net interest income and non-interest income.*

Use of Non-GAAP Financial Measures

In addition to the results presented in accordance with GAAP, this earnings supplement includes non-GAAP financial measures such as adjusted earnings, adjusted earnings per diluted common share, and tangible book value per common share. Non-GAAP financial measures have inherent limitations, may not be comparable to similarly titled measures used by other companies and are not audited. Readers should be aware of these limitations and should be cautious as to their reliance on such measures. Although we believe the non-GAAP financial measures disclosed in this report enhance investors' understanding of our business and performance, these non-GAAP measures should not be considered in isolation, or as a substitute for GAAP basis financial measures.

We define "adjusted earnings", a non-GAAP financial measure, as net income without the after-tax impact of non-recurring acquisition-related costs and other costs (unusual or non-recurring charges). Adjusted earnings per diluted common share ("Adjusted EPS"), a non-GAAP financial measure, is calculated by dividing non-GAAP adjusted earnings by the average number of diluted common shares outstanding during the period. We believe the non-GAAP measures of adjusted earnings and Adjusted EPS provide useful information about the Company's operating performance. We believe excluding the non-recurring acquisition related costs and other costs (unusual or non-recurring) provides investors with an alternative understanding of Axos' core business.

Below is a reconciliation of net income, the nearest comparable GAAP measure, to adjusted earnings and adjusted EPS (non-GAAP) for the periods shown:

(Dollars in thousands, except per share amounts)	September 30, 2026	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2025
Net income	$ 129,648	$ 124,946	$ 124,677	$ 128,397	$ 112,352
Favorable legal settlement[1]	—	—	(22,000)	—	—
FINRA arbitration matter	—	21,000	—	—	—
Acquisition-related costs[2]	7,012	5,495	2,834	2,419	2,941
Verdant acquisition - Provision for credit losses	—	—	—	—	7,765
Income taxes	(1,822)	(5,271)	4,713	(649)	(2,681)
Adjusted earnings (non-GAAP)	$ 134,838	$ 146,170	$ 110,224	$ 130,167	$ 120,377
Average dilutive common shares outstanding	57,554,935	57,737,351	58,073,257	57,731,339	57,782,828
Diluted EPS	$ 2.25	$ 2.16	$ 2.15	$ 2.22	$ 1.94
Favorable legal settlement[1]	—	—	(0.38)	—	—
FINRA arbitration matter	—	0.36	—	—	—
Acquisition-related costs[2]	0.12	0.10	0.05	0.04	0.05
Verdant acquisition - Provision for credit losses	—	—	—	—	0.13
Income taxes	(0.03)	(0.09)	0.08	(0.01)	(0.05)
Adjusted EPS (Non-GAAP)	$ 2.34	$ 2.53	$ 1.90	$ 2.25	$ 2.07

[1] Favorable legal settlement reflects the recognition of a legal settlement in the Company's favor reached in March 2026.

[2] Acquisition-related costs include amortization of intangible assets, and for the three months ended September 30, 2025, also include $1.3 million of acquisition-related costs associated with the Verdant acquisition.

Use of Non-GAAP Financial Measures *(cont'd)*

We define “tangible book value”, a non-GAAP financial measure, as book value adjusted for goodwill and other intangible assets. Tangible book value is calculated using common stockholders’ equity minus servicing rights, goodwill and other intangible assets. Tangible book value per common share, a non-GAAP financial measure, is calculated by dividing tangible book value by the common shares outstanding at the end of the period. We believe tangible book value per common share is useful in evaluating the Company’s capital strength, financial condition, and ability to manage potential losses.

Below is a reconciliation of total stockholders’ equity, the nearest comparable GAAP measure, to tangible book value per common share (non-GAAP) as of the dates indicated:

(Dollars in thousands, except per share amounts)	September 30, 2026	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2025
Common stockholders’ equity	$ 3,288,794	$ 3,166,418	$ 3,065,183	$ 2,930,092	$ 2,793,121
Less: servicing rights, carried at fair value	26,469	25,653	26,299	25,431	26,243
Less: goodwill and intangible assets	271,505	249,317	211,046	196,119	205,747
Tangible common stockholders’ equity (Non-GAAP)	$ 2,990,820	$ 2,891,448	$ 2,827,838	$ 2,708,542	$ 2,561,131
Common shares outstanding at end of period	56,777,418	56,734,049	56,882,190	56,677,323	56,643,547
Book value per common share	$ 57.92	$ 55.81	$ 53.89	$ 51.70	$ 49.31
Less: servicing rights, carried at fair value per common share	0.47	0.45	0.46	0.45	0.46
Less: goodwill and other intangible assets per common share	4.77	4.40	3.71	3.46	3.63
Tangible book value per common share (Non-GAAP)	$ 52.68	$ 50.96	$ 49.72	$ 47.79	$ 45.22

Contact Information

Greg Garrabrants, President and CEO
Derrick Walsh, EVP and CFO

investors@axosfinancial.com

www.axosfinancial.com

Johnny Lai, SVP Corporate Development and Investor Relations

Phone: 858.649.2218

Mobile: 858.245.1442

jlai@axosfinancial.com